SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D
[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED
PURSUANT TO § 240.13d-1(a) AND AMENDMENTS
THERETO FILED PURSUANT TO § 240.13d-2(a)
(Amendment No. 20)*

Lions Gate Entertainment Corp.

(Name of Issuer)

Common Shares, no par value
(Title of Class of Securities)

535919203
(CUSIP Number)

Janet Yeung
MHR Fund Management LLC
1345 Avenue of the Americas, 42nd Floor
New York, New York 10105
(212) 262-0005
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 10, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)
(Page 1 of 15 Pages)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 535919203	13D	Page 2 of 15 Pages

1	NAMES OF REPORTING PERSONS MHR INSTITUTIONAL PARTNERS III LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a): ☐ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 23,748,947
	8	SHARED VOTING POWER 0 (1)
	9	SOLE DISPOSITIVE POWER 23,748,947
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,748,947 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.0% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)	This amount does not reflect the (A) 5,000,000 Common Shares held by Discovery Lightning Investments Ltd. (“Discovery”), (B) 5,000,000 Common Shares held by Liberty Global Incorporated Limited (“Liberty”), (C) 539,657 Common Shares held by The John C. Malone June 2003 Charitable Remainder Unitrust or (D) 3,871,538 Common Shares held by the Malone Starz 2015 Charitable Remainder Unitrust, which the reporting persons may be deemed to have beneficial ownership of solely as a result of the Voting and Standstill Agreement. See Items 4, 5 and 6 of this Schedule 13D/A.

CUSIP No. 535919203	13D	Page 3 of 15 Pages

1	NAMES OF REPORTING PERSONS MHR INSTITUTIONAL ADVISORS III LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a): ☐ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 23,748,947
	8	SHARED VOTING POWER 0 (1)
	9	SOLE DISPOSITIVE POWER 23,748,947
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,748,947 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.0% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	This amount does not reflect the (A) 5,000,000 Common Shares held by Discovery, (B) 5,000,000 Common Shares held by Liberty, (C) 539,657 Common Shares held by The John C. Malone June 2003 Charitable Remainder Unitrust or (D) 3,871,538 Common Shares held by the Malone Starz 2015 Charitable Remainder Unitrust, which the reporting persons may be deemed to have beneficial ownership of solely as a result of the Voting and Standstill Agreement. See Items 4, 5 and 6 of this Schedule 13D/A.

CUSIP No. 535919203	13D	Page 4 of 15 Pages

1	NAMES OF REPORTING PERSONS MHR FUND MANAGEMENT LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a): ☐ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 30,211,049
	8	SHARED VOTING POWER 0 (1)
	9	SOLE DISPOSITIVE POWER 30,211,049
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,211,049 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.3% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	This amount does not reflect the (A) 5,000,000 Common Shares held by Discovery, (B) 5,000,000 Common Shares held by Liberty, (C) 539,657 Common Shares held by The John C. Malone June 2003 Charitable Remainder Unitrust or (D) 3,871,538 Common Shares held by the Malone Starz 2015 Charitable Remainder Unitrust, which the reporting persons may be deemed to have beneficial ownership of solely as a result of the Voting and Standstill Agreement. See Items 4, 5 and 6 of this Schedule 13D/A.

CUSIP No. 535919203	13D	Page 5 of 15 Pages

1	NAMES OF REPORTING PERSONS MHR HOLDINGS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a): ☐ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 30,211,049
	8	SHARED VOTING POWER 0 (1)
	9	SOLE DISPOSITIVE POWER 30,211,049
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,211,049 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.3% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	This amount does not reflect the (A) 5,000,000 Common Shares held by Discovery, (B) 5,000,000 Common Shares held by Liberty, (C) 539,657 Common Shares held by The John C. Malone June 2003 Charitable Remainder Unitrust or (D) 3,871,538 Common Shares held by the Malone Starz 2015 Charitable Remainder Unitrust, which the reporting persons may be deemed to have beneficial ownership of solely as a result of the Voting and Standstill Agreement. See Items 4, 5 and 6 of this Schedule 13D/A.

CUSIP No. 535919203	13D	Page 6 of 15 Pages

1	NAMES OF REPORTING PERSONS MARK H. RACHESKY, M.D.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a): ☐ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 30,269,229
	8	SHARED VOTING POWER 0 (1)
	9	SOLE DISPOSITIVE POWER 30,269,229
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,269,229 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.4% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN;HC

(1)	This amount does not reflect the (A) 5,000,000 Common Shares held by Discovery, (B) 5,000,000 Common Shares held by Liberty, (C) 539,657 Common Shares held by The John C. Malone June 2003 Charitable Remainder Unitrust or (D) 3,871,538 Common Shares held by the Malone Starz 2015 Charitable Remainder Unitrust, which the reporting persons may be deemed to have beneficial ownership of solely as a result of the Voting and Standstill Agreement. See Items 4, 5 and 6 of this Schedule 13D/A.

Page 7 of 15 Pages

TABLE OF CONTENTS

Item 4.	Purpose of Transaction	9
Item 5.	Interest in Securities of the Issuer.	10
Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to the Securities of the Issuer.	12
SIGNATURES		14

Page 8 of 15 Pages

This statement on Schedule 13D (this “Statement”) amends and supplements, as Amendment No. 20, the Schedule 13D filed on March 18, 2009 (the “Original Schedule 13D”), which was amended on July 13, 2009 by Amendment No. 1 to the Original Schedule 13D (“Amendment No. 1”), on September 17, 2009 by Amendment No. 2 to the Original Schedule 13D (“Amendment No. 2”), on October 26, 2009 by Amendment No. 3 to the Original Schedule 13D (“Amendment No. 3”), on July 21, 2010 by Amendment No. 4 to the Original Schedule 13D (“Amendment No. 4”), on July 30, 2010 by Amendment No. 5 to the Original Schedule 13D (“Amendment No. 5”), on January 10, 2011 by Amendment No. 6 to the Original Schedule 13D (“Amendment No. 6”), on September 1, 2011 by Amendment No. 7 to the Original Schedule 13D (“Amendment No. 7”), on September 8, 2011 by Amendment No. 8 to the Original Schedule 13D (“Amendment No. 8”), on September 15, 2011 by Amendment No. 9 to the Original Schedule 13D (“Amendment No. 9”), on October 17, 2011 by Amendment No. 10 to the Original Schedule 13D (“Amendment No. 10”), on January 19, 2012 by Amendment No. 11 to the Original Schedule 13D (“Amendment No. 11”), on February 6, 2012 by Amendment No. 12 to the Original Schedule 13D (“Amendment No. 12”), on May 14, 2012 by Amendment No. 13 to the Original Schedule 13D (“Amendment No. 13”), on January 10, 2013 by Amendment No. 14 to the Original Schedule 13D (“Amendment No. 14”), on June 3, 2013 by Amendment No. 15 to the Original Schedule 13D (“Amendment No. 15”), on January 30, 2015 by Amendment No. 16 to the Original Schedule 13D (“Amendment No. 16”), on April 9, 2015 by Amendment No. 17 to the Original Schedule 13D (“Amendment No. 17”), on April 30, 2015 by Amendment No. 18 to the Original Schedule 13D (“Amendment No. 18”) and on September 4, 2015 by Amendment No. 19 to the Original Schedule 13D (“Amendment No 19” and, together with Amendment No. 1 through Amendment No. 18 and the Original Schedule 13D, the “Schedule 13D”) and relates to common shares, no par value per share (the “Common Shares”), of Lions Gate Entertainment Corp. (the “Issuer”). Except as otherwise provided, capitalized terms used in this Statement but not defined herein shall have the respective meanings given to such terms in Amendment No. 19.

Page 9 of 15 Pages

Item 4. Purpose of the Transaction

Item 4 is hereby amended to add the following:

On November 10, 2015, Master Account, Capital Partners (100), Institutional Partners II, Institutional Partners IIA and Institutional Partners III (each, a “Selling Stockholder” and, collectively, the “Selling Stockholders”) entered into a Share Purchase Agreement (the “Share Purchase Agreement”) by and among each of the Selling Stockholders, Liberty Global Incorporated Limited, a limited company organized under the laws of England and Wales (“Liberty”), Discovery Lightning Investments Ltd., a limited company organized under the laws of England and Wales (“Discovery” and, together with Liberty, the “Buyers”) and, solely for the limited purpose set forth in the Share Purchase Agreement, Liberty Global plc, a public limited company organized under the laws of England and Wales (“Liberty Parent”), and Discovery Communications, Inc., a Delaware corporation (“Discovery Parent”), pursuant to which the Selling Stockholders agreed to sell 5,000,000 Common Shares in the aggregate to each of the Buyers (collectively, the “Sales”).

Of the 5,000,000 Common Shares purchased by Discovery, (i) 231,168 were sold by Master Account, (ii) 30,886 were sold by Capital Partners (100), (iii) 229,432 were sold by Institutional Partners II, (iv) 578,007 were sold by Institutional Partners IIA and (v) 3,930,507 were sold by Institutional Partners III.

Of the 5,000,000 Common Shares purchased by Liberty, (i) 231,168 were sold by Master Account, (ii) 30,885 were sold by Capital Partners (100), (iii) 229,432 were sold by Institutional Partners II, (iv) 578,008 were sold by Institutional Partners IIA and (v) 3,930,507 were sold by Institutional Partners III.

The Sales were consummated on November 12, 2015.

The foregoing description of the Share Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Share Purchase Agreement, which is attached hereto as Exhibit 99.1 and incorporated herein by reference.

Reference is hereby made to Item 6 for a description of the Voting and Standstill Agreement and the Investor Rights Agreement executed concurrently with the Share Purchase Agreement, which provide for various rights and obligations of the parties thereto, including Fund Management and the Selling Stockholders.

Page 10 of 15 Pages

Item 5. Interest in Securities of the Issuer.

Item 5(a) is hereby amended and restated as follows:

The percentages set forth in this Statement are based on information contained in the Issuer’s Form S-3 filed on November 12, 2015, which disclosed that there were 148,620,773 Common Shares outstanding as of November 11, 2015.

(a) (i) Master Account may be deemed to be the beneficial owner of 1,396,767 Common Shares (approximately 0.9 % of the total number of Common Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act) comprised of 1,396,767 Common Shares held for its own account.

(ii) Capital Partners (100) may be deemed to be the beneficial owner of 186,617 Common Shares (approximately 0.1% of the total number of Common Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act) comprised of 186,617 Common Shares held for its own account.

(iii) Advisors may be deemed to be the beneficial owner of 1,583,384 Common Shares (approximately 1.1% of the total number of Common Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act) comprised of (A) 1,396,767 held for the account of Master Account and (B) 186,617 held for the account of Capital Partners (100).

(iv) Institutional Partners II may be deemed to be the beneficial owner of 1,386,275 Common Shares (approximately 0.9% of the total number of Common Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act) comprised of 1,386,275 Common Shares held for its own account.

(v) Institutional Partners IIA may be deemed to be the beneficial owner of 3,492,443 Common Shares (approximately 2.3% of the total number of Common Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act) comprised of 3,492,443 Common Shares held for its own account.

(vi) Institutional Advisors II may be deemed to be the beneficial owner of 4,878,718 Common Shares (approximately 3.3% of the total number of Common Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act) comprised of (A) 1,386,275 Common Shares held for the account of Institutional Partners II and (B) 3,492,443 Common Shares held for the account of Institutional Partners IIA.

(vii) Institutional Partners III may be deemed to be the beneficial owner of 23,748,947 Common Shares (approximately 16.0% of the total number of Common Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act) comprised of 23,748,947 Common Shares held for its own account.

(viii) Institutional Advisors III may be deemed to be the beneficial owner of 23,748,947 Common Shares (approximately 16.0% of the total number of Common Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act) comprised of 23,748,947 Common Shares held for the account of Institutional Partners III.

(ix) MHRC may be deemed the beneficial owner of 1,583,384 Common Shares (approximately 1.1 % of the total number of Common Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act) comprised of all of the Common Shares otherwise described in Item 5(a)(iii) by virtue of MHRC’s position as the managing member of Advisors.

(x) MHRC II may be deemed the beneficial owner of 4,878,718 Common Shares (approximately 3.3% of the total number of Common Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act) comprised of all of the Common Shares otherwise described in Item 5(a)(vi) by virtue of MHRC II’s position as the managing member of Institutional Advisors II.

(xi) Fund Management may be deemed to be the beneficial owner of 30,211,049 Common Shares (approximately 20.3% of the total number of Common Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act) comprised of all of the Common Shares otherwise described in this Item 5 by virtue of Fund Management’s investment management agreement with Master Account, Capital Partners (100), Institutional Partners II, Institutional Partners IIA and Institutional Partners III.

Page 11 of 15 Pages

(xii) MHR Holdings may be deemed the beneficial owner of 30,211,049 Common Shares (approximately 20.3% of the total number of Common Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act) comprised of all of the Common Shares otherwise described in this Item 5(a) by virtue of MHR Holdings’ position as the managing member of Fund Management.

(xiii) Dr. Rachesky may be deemed to be the beneficial owner of 30,269,229 Common Shares (approximately 20.4% of the total number of Common Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act) comprised of (A) all of the Common Shares otherwise described in this Item 5 by virtue of Dr. Rachesky’s position as the managing member of each of MHRC, MHRC II, Institutional Advisors III and MHR Holdings, (B) 445 restricted share units, payable upon vesting in an equal number of Common Shares, which are scheduled to vest on September 10, 2016, (C) 1,013 restricted share units, payable upon vesting in an equal number of Common Shares, which are scheduled to vest in two equal annual installments beginning on September 9, 2016, (D) 1,298 restricted share units, payable upon vesting in an equal number of Common Shares, which are scheduled to vest in three equal annual installments beginning on September 15, 2016 and (E) 55,424 Common Shares held directly.

(xiv) The amounts set forth above in clauses (i) through (xiii) of this Item 5 do not reflect the (A) 5,000,000 Common Shares held by Discovery, (B) 5,000,000 Common Shares held by Liberty, (C) 539,657 Common Shares held by The John C. Malone June 2003 Charitable Remainder Unitrust or (D) 3,871,538 Common Shares held by the Malone Starz 2015 Charitable Remainder Unitrust, which the reporting persons may be deemed to have beneficial ownership of solely as a result of the Voting and Standstill Agreement.

(c) The information set forth in Item 4 is hereby incorporated into this Item 5(c) by reference.

Page 12 of 15 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to the Securities of the Issuer.

Item 6 is hereby amended by adding the following:

In connection with the Sales and concurrently with the execution of the Share Purchase Agreement, (i) Fund Management, the Selling Stockholders, the Issuer, the Buyers, Discovery Parent and Liberty Parent entered into an Investor Rights Agreement (the “Investor Rights Agreement”) and (ii) Fund Management, the Selling Stockholders, the Issuer, the Buyers, Discovery Parent, Liberty Parent and John C. Malone (“Malone”) entered into a Voting and Standstill Agreement (the “Voting and Standstill Agreement”).

Investor Rights Agreement

Board Representation.  Pursuant to the Investor Rights Agreement, the Issuer has agreed with respect to Fund Management to, among other things, expand the size of its Board of Directors (the “Board”) to 14 members and to appoint Emily Fine, a Principal of Fund Management, as a director to fill one of the resulting vacancies.

Board Designation Rights.  The Investor Rights Agreement provides, among other things, that (1) for so long as Fund Management and its controlled affiliates beneficially own at least 10,000,000 Common Shares (as adjusted for stock splits, stock dividends and similar events) in the aggregate, the Issuer will include three designees of Fund Management (at least one of whom will be an independent director and will be subject to Board approval) on its slate of director nominees for election at each future annual meeting of the Issuer’s shareholders and (2) for so long as Fund Management and its controlled affiliates beneficially own at least 5,000,000 Common Shares (but less than 10,000,000 Common Shares) (as adjusted for stock splits, stock dividends and similar events) in the aggregate, the Issuer will include one designee of Fund Management on its slate of director nominees for election at each annual meeting of the Issuer’s shareholders.  If Fund Management and its controlled affiliates beneficially own less than 5,000,000 Common Shares (as adjusted for stock splits, stock dividends and similar events) in the aggregate, Fund Management will not be entitled to designate any directors to the Board.  Mark H. Rachesky, M.D., the Chairman of the Board of the Issuer, and Ms. Fine count as designees of Fund Management.

Pre-emptive Rights. The Issuer has agreed to provide Fund Management with certain pre-emptive rights on the Issuer’s equity securities that the Issuer may issue in the future for cash consideration.  For so long as Fund Management and the entities it controls beneficially own at least 3,000,000 Common Shares (as adjusted for stock splits, stock dividends and similar events) in the aggregate, subject to certain exceptions, terms and conditions, Fund Management will have the right, which right is assignable to the entities it controls, to purchase its pro rata share of any equity securities that the Issuer proposes to issue at the same price and on the same terms which the Issuer is offering to all other purchasers.

Transfer Restrictions.  Under the Investor Rights Agreement, Liberty and Discovery and their respective controlled affiliates have agreed that they will not sell or transfer any of their respective Common Shares until November 10, 2016.  After November 10, 2016, Liberty and Discovery and their respective controlled affiliates have agreed that if they sell or transfer any of their respective Common Shares to certain persons, including a shareholder or group of shareholders that beneficially own (or would after the transfer beneficially own) 5% or more of the Common Shares, any such transferee would have to agree to be bound by the Investor Rights Agreement and the Voting and Standstill Agreement (which is described below), subject to certain exceptions set forth in the Investor Rights Agreement.

The foregoing description of the Investor Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Investor Rights Agreement, which is filed as Exhibit 10.1 to the Issuer’s Current Report filed on Form 8-K on November 10, 2015 and is incorporated herein by reference.

Voting and Standstill Agreement

Standstill Provisions.  Under the Voting and Standstill Agreement, Liberty Parent, Discovery Parent and Malone (collectively, the “Standstill Investors”) have agreed that, among other things, until November 10, 2020 (the “Standstill Period”), they and their respective controlled affiliates (such affiliates together with the Standstill Investors, the “Restricted Parties”) will not acquire beneficial ownership of more than 18.5% of the Issuer’s outstanding voting power in the aggregate.  In addition, during the Standstill Period, the Restricted Parties may not (and may not knowingly facilitate or knowingly encourage any other person to), among other things and subject to certain exceptions described below, (i) propose or effect any business combination transaction with the Issuer, (ii) make any proxy solicitations, including in connection with the election of directors not on the Issuer’s slate of directors, (iii) request the calling of a shareholders meeting or submit any proposals at any such meeting, (iv) publicly seek to control the management or policies of the Issuer, (v) disclose any intention inconsistent with any of the foregoing, (vi) request that the Issuer waive the standstill or (vii) take any action with respect to the matters in clauses (i) through (vi) that would reasonably be expected to result in or require public disclosure (collectively, the “Standstill Restrictions”).  Notwithstanding the Standstill Restrictions, at any time during the Standstill Period, the Restricted Parties may (x) engage in confidential discussions with the Board in respect of the matters described in clauses (ii) through (vi) of the preceding sentence and (y) make confidential proposals to the Board relating to the acquisition by the Restricted Parties and/or any of their respective affiliates of all of the outstanding capital stock of the Issuer for cash consideration, and, if such proposal is approved by the disinterested directors on the Board, the Restricted Parties and their respective applicable affiliates may enter into a definitive agreement with the Issuer and consummate such a transaction.

Page 13 of 15 Pages

The Standstill Restrictions will automatically terminate on the earlier of (i) one year following the date on which the Restricted Parties cease to beneficially own in the aggregate voting securities of the Issuer representing at least 2% of the total voting power and (ii) the end of the Standstill Period.

During the Standstill Period, the Standstill Restrictions will be suspended and will not apply to the Restricted Parties to the extent necessary to allow the Restricted Parties to propose an acquisition of the Issuer (i) after the Issuer has entered into a definitive agreement with respect to a transaction that would result in a change of control of the Issuer or if the Board recommends such a transaction to its shareholders, and such suspension shall continue for the pendency of such transaction, and (ii) in connection with any process that has been initiated by the disinterested directors on the Board pursuant to which the Issuer (or its advisors) will solicit proposals for transactions relating to the sale of the Issuer or if the disinterested directors on the Board have authorized the Issuer’s management to enter into negotiations with respect to a such a transaction, and such suspension shall continue for the pendency of such sale process or negotiation.

Voting Arrangements.  During the Standstill Period, the Restricted Parties have each agreed to vote, in any vote of the Issuer’s shareholders, all of the voting securities beneficially owned by them in the aggregate in excess of 13.5% of the Issuer’s outstanding voting power in the aggregate in the same proportion as the votes cast by shareholders other than the Restricted Parties.  After the expiration of the Standstill Period, the Restricted Parties have agreed to vote, in any vote of Issuer’s shareholders on a merger, amalgamation, plan of arrangement, consolidation, business combination, third party tender offer, asset sale or other similar transaction involving the Issuer or any of the Issuer’s subsidiaries (and any proposal relating to the issuance of capital, increase in the authorized capital or amendment to any constitutional documents that is not disproportionately adverse to the Restricted Parties in connection with any of the foregoing), all of the common shares beneficially owned by them in excess of 18.5% of the Issuer’s outstanding voting power in the aggregate in the same proportion as the votes cast by shareholders other than the Restricted Parties.

In addition, each of the Restricted Parties and Fund Management and its controlled affiliates has agreed that as long as one or more of them have the right to nominate at least one representative to the Board, each of them will vote all of the Issuer’s voting securities owned by them in favor of each of the other’s respective director nominees, subject to certain exceptions set forth in the Voting and Standstill Agreement. Furthermore, each of the Restricted Parties and Fund Management and its controlled affiliates has agreed that, through the first anniversary of the Issuer’s 2016 annual meeting of shareholders, each of them will take any and all action necessary to propose and support the continued appointment of Dr. Rachesky as Chairman of the Board and in favor of the other director nominees recommended by the Board.

Transfer Restrictions.  Under the Voting and Standstill Agreement, the Restricted Parties have also agreed that if they sell or transfer any of their Common Shares to certain persons, including a shareholder or group of shareholders that beneficially own (or would after the transfer beneficially own) 5% or more of the Common Shares, any such transferee would have to agree to be bound by the Voting and Standstill Agreement, and additionally, in the case of such transfers by Liberty Parent or Discovery Parent, the Investor Rights Agreement.

Enforceability.  Each of the Issuer and, for so long as Fund Management and its affiliates own at least 5,000,000 Common Shares (as adjusted for stock splits, stock dividends and similar events), Fund Management are separate beneficiaries of all of Liberty Parent’s, Discovery Parent’s and Malone’s obligations under the Voting and Standstill Agreement and, accordingly, each of the Issuer and Fund Management (subject to the minimum 5,000,000 Common Share requirement set forth above) are separately entitled to bring an action in respect of breaches of the Voting and Standstill Agreement, and any waiver of such obligations will require the written waiver of each of the Issuer and Fund Management.

The foregoing description of the Voting and Standstill Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Voting and Standstill Agreement, which is filed as Exhibit 10.2 to the Issuer’s Current Report filed on Form 8-K on November 10, 2015 and is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description

99.1	Share Purchase Agreement by and among each of the Selling Stockholders, Liberty, Discovery, and, solely for the limited purpose set forth in the Share Purchase Agreement, Liberty Parent and Discovery Parent.
99.2	Investor Rights Agreement, dated as of November 10, 2015, by and among Fund Management, the Selling Stockholders, the Issuer, the Buyers, Discovery Parent and Liberty Parent (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report filed on Form 8-K on November 10, 2015).
99.3	Voting and Standstill Agreement, dated as of November 10, 2015, by and among Fund Management, the Selling Stockholders, the Issuer, the Buyers, Discovery Parent, Liberty Parent and Malone (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report filed on Form 8-K on November 10, 2015).

Page 14 of 15 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: November 13, 2015

MHR INSTITUTIONAL PARTNERS III LP
By:	MHR Institutional Advisors III LLC, its General Partner

By:	/s/ Janet Yeung
	Name:	Janet Yeung
	Title:	Authorized Signatory

MHR INSTITUTIONAL ADVISORS III LLC

By:	/s/ Janet Yeung
	Name:	Janet Yeung
	Title:	Authorized Signatory

MHR FUND MANAGEMENT LLC

By:	/s/ Janet Yeung
	Name:	Janet Yeung
	Title:	Authorized Signatory

MHR HOLDINGS LLC

By:	/s/ Janet Yeung
	Name:	Janet Yeung
	Title:	Authorized Signatory

MARK H. RACHESKY, M.D.

By:	/s/ Janet Yeung, Attorney-in-Fact

Page 15 of 15 Pages

Exhibit Index

Exhibit No.	Description

99.1	Share Purchase Agreement by and among each of the Selling Stockholders, Liberty, Discovery, and, solely for the limited purpose set forth in the Share Purchase Agreement, Liberty Parent and Discovery Parent.
99.2	Investor Rights Agreement, dated as of November 10, 2015, by and among Fund Management, the Selling Stockholders, the Issuer, the Buyers, Discovery Parent and Liberty Parent (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report filed on Form 8-K on November 10, 2015).
99.3	Voting and Standstill Agreement, dated as of November 10, 2015, by and among Fund Management, the Selling Stockholders, the Issuer, the Buyers, Discovery Parent, Liberty Parent and Malone (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report filed on Form 8-K on November 10, 2015).